

Mail Stop 7010

May 12, 2008

Jonathan Joels
Treasurer and Chief Financial Officer
Caprius, Inc.
One University Plaza, Suite 400
Hackensack, New Jersey 07601

Re: Caprius, Inc.
       Amendment No. 1 to Registration Statement on Form S-1
       Filed April 29, 2008
       File No. 333-148792

Dear Mr. Joels:

   We have reviewed your filings and have the following comments.

General

1.   We note your response to comment 1 regarding the resale by the Significant Shareholders in our letter dated February 19, 2008. We will further evaluate your response based on the disclosure you provide in response to our comments below. Please note that this also applies to our related comment on your other Form S-1 registration statement (file number 333-141647).

2.   Please address the comments for the Form S-1 Amendment No. 1 (file number 333-148792) in your next amendment to your Form S-1 (file number 333-141647) to the extent that the comments are applicable.

3.   We note your response to comment 3 in our letter dated February 19, 2008. Please provide tabular disclosure of the maximum dollar amount of each payment (including the value of any payments to be made in common stock) relating to dividends and penalties in connection with the transactions that you have made or may be required to make to the Biomedical funds, Dolphin Offshore Partners, and the Special Situations Funds (the "Significant Shareholders"). We note that the terms of the Series D, E and F Preferred Stock provide for cumulative dividends commencing in October or December of 2007.

4.   We note your response to comment 4 in our letter dated February 19, 2008. Please also include tabular disclosure of the total possible profit to be realized as a result of any

conversion discounts for securities underlying the warrants and preferred stock held by the Significant Shareholders by adding rows for the following information:

- the combined market price of the total number of underlying shares, calculated by using the market price per share on the date of the sale of that other security and the total possible shares to be received;
- the total possible shares to be received and the combined conversion price of the total number of shares underlying that other security calculated by using the conversion price on the date of the sale of that other security and the total possible number of underlying shares; and
- the total possible discount to the market price as of the date of the sale of that other security, calculated by subtracting the total conversion/exercise price on the date of the sale of that other security from the combined market price of the total number of underlying shares on that date.

5. We note your response to comment 5 in our letter dated February 19, 2008. Please also include tabular disclosure of all prior securities transactions between the issuer and the Significant Shareholders by including the following information disclosed separately for each preferred stock transaction:

- the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction;
- the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction and held by persons other than the Significant Shareholders, affiliates of the company, or affiliates of the Significant Shareholders;
- the percentage of total issued and outstanding securities that were issued or issuable in the transaction (assuming full issuance), with the percentage calculated by taking the number of shares issued and outstanding prior to the applicable transaction and held by persons other than the Significant Shareholders, affiliates of the company, or affiliates of the Significant Shareholders, and dividing that number by the number of shares issued or issuable in connection with the applicable transaction;
- the market price per share of the class of securities subject to the transaction immediately prior to the transaction (reverse split adjusted, if necessary); and
- the current market price per share of the class of securities subject to the transaction (reverse split adjusted, if necessary).

Prior Private Placements, page 4

6. On pages 4 and 35, please state the date you are referring to in the phrase "currently outstanding shares" regarding both the Series E and D preferred stock, as the number of

shares currently outstanding differ from the most recent balance sheet including in the filing.

7.   On page 4, you state that the currently outstanding 172,933 shares of Series D Convertible Preferred Stock is convertible into "3,3 shares of common stock." Please revise this typographical error.

Management's Discussion and Analysis, page 13

8.   We note your revised disclosure in response to comment 13 in our letter dated February 19, 2008. It is unclear to us how the analysis you provided for the changes in interest (expense) income, net adequately explains to investors why you recognized interest income of $29,693 in fiscal year 2006 versus interest expense of $18,056 in fiscal year 2007. Please further revise your disclosure to better describe the specific factors contributing to the changes to this line. You may want to consider disclosing the components of this line item to aid in such analysis.

Liquidity and Capital Resources, page 14

9.   Please revise your liquidity and capital resources discussion to include analysis for all periods presented. Ensure that your discussion of cash flows from operations includes a detailed analysis of the material activity therein. Refer to Instruction 1 to Item 303(a) of Regulation S-K for guidance.

10.   We note your revision in response to comment 14 in our letter dated February 19, 2008. It is unclear how such additional analysis fully addresses the concerns raised in our previous comment and how investors will be able to assess the collectibility of your accounts receivable as you only address 30% of the balance. As previously requested, please disclose accounts receivable's days sales outstanding for each period presented and provide an explanation for any periods with days sales outstanding longer than your normal collection period and any material variances between periods.

11.   We note that inventories are 20.9% of total assets as of December 31, 2007, and that it increased 48% from September 30, 2007, to December 31, 2007. As such, please disclose and include an analysis of inventory turnover rates for each period presented. Refer to instruction 5 to Item 303(A) of Regulation S-K for guidance.

Critical Accounting Policies, page 15

12.   We note your revised disclosures in response to comment 15 in our letter dated February 19, 2008. Please further revise your disclosure to provide a sensitivity analysis of the assumptions used to estimate the fair value of your reporting unit. For example, please

disclose the impact if your stock price increased or decreased by 10%. Refer to Section 501.14 of the Financial Reporting Codification for guidance.

13.   We note your response to comment 28 in our letter dated February 19, 2008. As your foreign subsidiary has generated a significant amount of revenues and a significant amount of your assets are located in Israel, please include a critical accounting policy to disclose the factors considered in determining that the functional currency of your foreign subsidiary is the US dollar instead of the local currency.

Security Ownership, page 35

14.   We note your response to comment 21 in our letter dated February 19, 2008. With respect to Great Point Partners, please disclose the natural persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares held by that beneficial owner.

(Note B) – Summary of Significant Accounting Policies, page F-7

[2] Revenue Recognition, page F-7

15.   We note your revised disclosures in response to comment 25 in our letter dated February 19, 2008. Regarding the sale of your products that are financed by a third party, please further revise your disclosure to state whether the third party leasing company or the end customer is the purchaser. In this regard, we note that the Form 8-K dated April 16, 2008, announcing the sale of multiple units of the SteriMed Systems through a leasing transaction with Macquarie Equipment Financing, LLC has been set up as an operating lease for the customer. Please also revise your disclosure to clarify at what point in the sales process the risks and rewards of ownership of the product and title has passed to the purchaser. In this regard, please disclose the material terms of these arrangements, including whether you have an obligation to repurchase the unit. Refer to SAB 104 for guidance.

[21] Goodwill, page F-12

16.   We note your revised disclosure in response to comment 30 in our letter dated February 19, 2008. As previously requested, please provide a description of the facts and circumstances that lead to the $452,000 goodwill impairment recognized in fiscal year 2006. Refer to paragraph 47.a. of SFAS 142 for guidance.

(Note E) – Equity Financing, page F-13

17.   We note your revised disclosure in response to comment 31 in our letter dated February 19, 2008, regarding the re-pricing provisions for the Series D, E and F convertible

preferred stock. Please also disclose the method used to adjust the conversion price for each of these securities into shares of common stock. For example, is the revised conversion price for the remaining number of unconverted preferred stock adjusted to equal the conversion price of the most recently series of preferred stock?

18.   We note your response to comment 31 in our letter dated February 19, 2008. It remains unclear to us how you determined that the re-pricing of the Series D preferred stock did not result in an accounting impact based on the guidance in Issue 7 of EITF 00-27. In this regard, we note that the beneficial conversion feature of $1,300,000 you have recognized is less than the gross proceeds allocated to the Series D preferred stock based on the fair value of the warrants with the Series D preferred stock. Please provide us with a more detailed discussion regarding your consideration of Issue 7 of EITF 00-27. Please note that it would appear such guidance would also be applicable to the Series F preferred stock, if or when the Series F preferred stock's conversion price is adjusted.

19.   You disclose on page F-14 that the Series E preferred stock was issued with an effective beneficial conversion feature of approximately $2,347,000 based upon the relative fair values of the preferred stock and warrants. You also disclose the fair value of the related warrants is $1,145,000, which leaves $1,355,000 for the Series E preferred stock. As such, please tell us how you determined the amount of the beneficial conversion feature based on the guidance in paragraph 6 of EITF 98-5. Please also revise your disclosure, as appropriate.

20.   We note your response to comment 32 in our letter dated February 19, 2008. It remains unclear to us if you have determined that the re-pricing provisions for the warrants issued with the Series C, E and F preferred stock are standard anti-dilution provisions that would not preclude a conclusion that the instrument is convertible into a fixed number of shares as discussed in paragraph 8 of EITF 05-2. Please specifically tell us how you determined that these re-pricing clauses are standard anti-dilution clauses. Otherwise, please revise your disclosure to clarify that these are not standard anti-dilution provisions. Also, please then provide us with a more comprehensive analysis of your consideration of the guidance in paragraphs 12-32 of EITF 00-19 regarding the appropriate classification of these warrants either within equity or as a liability.

21.   We note that the exercise prices of the warrants issued with the Series D preferred stock were adjusted upon achievement of certain milestone provisions on January 1, 2007, without an accounting impact. Please provide us with a comprehensive explanation as to how you determined such a change did not result in an accounting impact including reference to the authoritative literature that supports your conclusion.

22.   We note your response to comment 33 in our letter dated February 19, 2008. Based on the registration rights agreements included as Exhibit 10.2 to the Form 8-K filed March 1, 2007, for the Series E preferred shares, and Exhibit 10.2 to the Form 8-K filed

December 10, 2007, for the Series F preferred shares, it appears that liquidated damages begin accruing if the corresponding registration statements (No. 333-141647 and No. 333-148792) are not declared effective within a prescribed time period. We further note that both registration rights agreements allow for certain delays. Please revise your disclosures for both your Series E and Series F preferred stocks to state that the delays encountered in having the corresponding registration statements are allowable delays per the registration rights agreements; therefore, the liquidated damages clauses have not been triggered at this time. Alternatively, revise your disclosure, as previously requested, to address the disclosure requirements of FSP EITF 00-19-2.

23.   We note your response to comment 36 in our letter dated February 19, 2008. As previously requested, please revise your footnote disclosure to state the terms of the dividends to be earned by the Series D, E and F preferred stockholders. Please also revise your MD&A disclosure to discuss the impact payment of these dividends will have on your cash flows, if any. In this regard, we note that you began accruing for such dividends during your December 31, 2007, fiscal quarter.

(Note H) – Commitments and Contingencies, page F-16

24.   We note your response to comment 37 in our letter dated February 19, 2008. As previously requested, please revise your disclosure to state that you are unable to estimate the reasonably possible loss at this time in accordance with paragraph 10 of SFAS 5. In addition, we note your statement that discovery for this case is substantially complete. As such, please also explain why you are unable to estimate the reasonably possible loss given that discovery is substantially complete. Otherwise, confirm to us that you believe it is remote that the loss contingency will have a material impact to your consolidated financial statements.

As appropriate, please amend your registration statement in response to these comments. You may contact Jenn Do at (202) 551-3743 or Tracey Houser at (202) 551-3736 if you have questions regarding comments on the financial statements and related matters.   Please contact Brigitte Lippmann at (202) 551-3713 or me at (202) 551-3760 with any other questions.

Sincerely,

Pamela Long
Assistant Director

cc: Bruce A. Rich, Esq.
            Thelen Reid Brown Raysman & Steiner LLP
            875 Third Avenue
            New York, NY 10022